[redacted]

15047051

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 2 2015
WASH., D.C.
194

AB
3/7

SECURITIES
W

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41206

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Tavenner Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4910 Mechanicsburg Rd
(No. and Street)

Springfield	OH	45502
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Clark, Schaefer, Hackett & Co.
(Name - if individual, state last, first, middle name)

14 East main Street	Springfield	OH	45502
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/10/15

OATH OR AFFIRMATION

I, William James Tavenner, Sr., swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of The Tavenner Company, as of December, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TAMMERA J. EDWARDS
Notary Public, State of Ohio
My Commission Expires
7-22-18

William J Tavenner
Signature

President
Title

Subscribed and sworn to before me this 26 day of February, 2015

Tammera J Edwards
Notary Public

This report* contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [X] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [X] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation - customer's regulated commodity futures account pursuant to Rule 171-5

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLARK SCHAEFER HACKETT
STRENGTH IN NUMBERS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Trustees
The Tavenner Company
Springfield, Ohio

We have audited the accompanying financial statements of The Tavenner Company (a State of Ohio Corporation), (the Company), which comprise the statements of financial condition as of December 31, 2014 and 2013, and the related statements of operations, changes in stockholders' equity (deficit) and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Tavenner Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Tavenner Company as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule of Net Capital has been subjected to audit procedures performed in conjunction with the audit of The Tavenner Company's financial statements. The supplemental information is the responsibility of The Tavenner Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Clark, Schaefer, Hackett & Co.

Springfield, Ohio
February 24, 2015

14 east main street, ste.500
springfield, oh 45502

www.cshco.com
p. 937.399.2000
f. 937.399.5433

cincinnati | cleveland | columbus | miami valley | springfield | toledo

THE TAVENNER COMPANY
Statements of Financial Condition
December 31, 2014 and 2013

		2014	2013
Assets			
Current assets:			
Cash	$	12,819	11,248
Commissions receivable		16,269	17,971
Prepaid Expenses		292	-
Total current assets		29,380	29,219
Property:			
Furniture and fixtures		29,766	29,766
Accumulated depreciation		(29,766)	(29,766)
		-	-
Non-current assets:			
Certificate of deposit		9,548	9,492
Total non-current assets		9,548	9,492
Total assets	$	38,928	38,711
Liabilities and Stockholder's Equity			
Current liabilities:			
Accounts payable	$	7,350	6,756
Commissions payable		13,829	15,275
Total current liabilities		21,179	22,031
Stockholder's equity:			
Common stock, no par value; authorized 750 shares, 100 shares issued and outstanding		200	200
Additional paid-in capital		18,115	18,115
Retained earnings (deficit)		(566)	(1,635)
Total stockholder's equity		17,749	16,680
Total liabilities and stockholder's equity	$	38,928	38,711

See accompanying notes to the financial statements.

THE TAVENNER COMPANY
Statements of Operations
For the Years Ended December 31, 2014 and 2013

	2014	2013
Revenue:		
Commissions	$ 305,615	420,728
Other income	9,420	824
Interest	55	52
Total revenue	315,090	421,604
Expenses:		
Commissions	249,012	317,813
Rent	8,375	18,000
Professional fees	19,442	21,496
Contract labor	12,000	12,000
Computer software and repairs	4,336	5,411
Office expenses	2,691	9,958
Postage	2,684	3,103
Dues and subscriptions	-	75
Utilities	3,274	2,733
Depreciation	-	1,335
Office supplies	1,736	817
Travel	-	225
License and registration	215	784
Insurance	943	914
Regulatory fees	146	1,914
Salaries	9,167	-
Miscellaneous	-	3,349
Total expenses	314,021	399,927
Net income	$ 1,069	21,677

See accompanying notes to the financial statements.

THE TAVENNER COMPANY
Statements of Changes in Stockholder's Equity (Deficit)
For the Years Ended December 31, 2014 and 2013

		Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance at January 1, 2013	$	200	18,115	1,688	20,003
Distribution		-	-	(25,000)	(25,000)
Net income		-	-	21,677	21,677
Balance at December 31, 2013		200	18,115	(1,635)	16,680
Distribution		-	-	-	-
Net income		-	-	1,069	1,069
Balance at December 31, 2014	$	200	18,115	(566)	17,749

See accompanying notes to the financial statements.

THE TAVENNER COMPANY
Statements of Cash Flows
For the Years Ended December 31, 2014 and 2013

		2014	2013
Cash flows from operating activities:			
Net income	$	1,069	21,677
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation		-	1,335
Effects of changes in operating assets and liabilities:			
Commissions receivable		1,702	(648)
Prepaid expenses		(292)	-
Commissions payable		(1,446)	(235)
Accounts payable		594	(4,682)
Cash flow provided by operating activities		1,627	17,447
Cash flows used by investing activities:			
Interest credited to certificate of deposit		(56)	(52)
Cash flow used in investing activities		(56)	(52)
Cash flows from financing activities:			
Distrubution		-	(25,000)
Change in cash		1,571	(7,605)
Cash, beginning of year		11,248	18,853
Cash, end of year	$	12,819	11,248

See accompanying notes to the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The following accounting principles and practices of the Company are set forth to facilitate the understanding of data presented in the financial statements:

Description of business
The Tavenner Company is an Ohio Corporation operating as a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Company is located in Springfield, Ohio.

Method of accounting
The Company prepares its financial statements on the accrual basis method of accounting.

Cash
For the purpose of financial statement reporting, the Company considers amounts on hand and in demand deposits and certificates of deposit with original maturities of three months or less to be cash.

Commission receivable
Commissions receivable are stated at net realizable value due from correspondent brokers. No allowance for uncollectible accounts was recorded as management deems all amounts to be collectible.

Use of estimates
Financial statements prepared in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property, equipment and depreciation
Property and equipment are recorded at cost. Depreciation is provided on the double declining balance method over the estimated useful lives of the respective assets.

Accounting for uncertainty in income taxes
The Company's income tax filings are subject to audit by various taxing authorities. The Company's open audit periods are 2011 through 2013. The Company's policy with regard to interest and penalties is to recognize interest through interest expense and penalties through other expense. In evaluating the Company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances.

Subsequent events
The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through February 24, 2015, the date which the financial statements were available to be issued.

2. EXEMPTION FROM RULE 15c3-3:

The Company is a registered broker/dealer engaged primarily in selling mutual funds and variable life products. Customers' securities transactions are recorded on a settlement date basis and the related commission revenues and expenses are accrued on a trade date basis.

All securities transactions are carried on a fully disclosed basis.

The Company does not hold customer funds and is exempt from special reserve requirements for brokers and dealers under rule 15c3-3 of the Securities and Exchange Commission. This exemption is claimed under Section (k)(2)(ii).

3. FEDERAL INCOME TAXES:

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes. Rather, the shareholder is liable for the individual federal income taxes on his respective share of the Company's taxable income.

4. RELATED PARTY TRANSACTIONS:

The Company's sole stockholder also controls an insurance company. The Company leases on a month-to-month basis office space, equipment and obtains administrative and support services under an operating agreement between the Company and the commonly owned insurance company. The amounts expensed for these services include $8,375 and $18,000 for 2014 and 2013, respectively, for office and equipment rent.

5. SUBORDINATED LIABILITIES:

The Company has not incurred any liabilities subordinated to general creditors as of December 31, 2014 and 2013. Therefore, no related reporting to regulatory agencies is required.

6. NET CAPITAL REQUIREMENTS:

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. This rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (both as defined) shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $17,314, which was $12,314 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio at December 31, 2014 was 1.22 to 1.0.

THE TAVENNER COMPANY
Schedule of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2014

Net Capital:		
Total stockholder's equity	$	17,749
Deductions for non-allowable assets:		
Non-allowable assets		292
Tentative net capital		17,457
Haircuts on securities		
Certificate of deposit (1.5%)		(143)
Net Capital	$	17,314
Aggregate Indebtedness:		
Accrued payable and commissions payable	$	21,179
Total aggregate indebtedness	$	21,179
Computation of Basic Net Capital Requirement:		
Minimum net capital requirements:		
Minimum dollar requirement	$	5,000
Total requirement	$	5,000
Excess Net Capital		12,314
Ratio: Aggregate indebtedness to net capital		1.22 to 1.0

Reconciliation with Company's Computation:

There are no differences between the preceding computation and the Company's corresponding unaudited part II of form X-17A-5 as of December 31, 2014.

CLARK SCHAEFER HACKETT
STRENGTH IN NUMBERS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUTING FIRM

Board of Directors
The Tavenner Company
Springfield, Ohio

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) The Tavenner Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which The Tavenner Company claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (the "exemption provisions") and (2) The Tavenner Company stated that The Tavenner Company met the identified exemption provisions throughout the period June 1, 2014 to December 31, 2014 without exception. The Tavenner Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Tavenner Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Clark, Schaefer, Hackett & Co.

Springfield, Ohio
February 24, 2015

14 east main street, ste.500
springfield, oh 45502

www.cshco.com
p. 937.399.2000
f. 937.399.5433

cincinnati | cleveland | columbus | miami valley | springfield | toledo

On behalf of The Tavenner Company I attest to the following as required by the SEC in conjunction with our annual audit report for the period ending December 31, 2014:

- The Tavenner Company claims an exemption from SEC Rule 15c3-3 under the K(1) provision.
- The Tavenner Company did not hold any customer funds or securities at any time during the year.
- The Tavenner Company met the identified exemption provisions throughout the reporting period of June 1st thru December 31, 2014 without exception.

William James Tavenner
The Tavenner Company